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SE(11019593 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOND LANE PARTNERS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

11726 SAN VICENTE BLVD, SUITE 300
(No. and Street)

LOS ANGELES   CA   90049
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
                    (Name – if individual, state last, first, middle name)

863 FLAT SHOALS RD SE, SUITE C-369   CONYERS   GA   30094
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, _David O. Higley_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Bond Lane Partners LLC_ , as of _February 28_, , 20_11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

MANAGING PARTNER

Title

_____

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of _____ Los Angeles _____)

On _February 28th 2011_ before me, _Yelena Osadchaya_____
(insert name and title of the officer)

personally appeared _David O. Higley_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Yelena Osadchaya_ (Seal)

BOND LANE PARTNERS, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Director
Bond Lane Partners, LLC

We have audited the statement of financial condition of Bond Lane Partners, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bond Lane Partners, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 23, 2011

3150 HWY 278 NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

BOND LANE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS:

Cash	$	27,758
Accounts receivable		120,000
TOTAL ASSETS		**147,758**

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITY - Due to member	$	5,640
MEMBER'S EQUITY		142,118
TOTAL	$	147,758

BOND LANE PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:		
Consulting	$	535,490
M&A		300,000
Total		835,490
OPERATING EXPENSES:		
Commissions		727,000
Bad debts		20,000
Professional services		18,731
Rent		18,000
Travel		5,780
Taxes, licenses and regulatory fees		2,026
Office		520
Bank service charges		125
Total expenses		792,182
NET INCOME	$	43,308

BOND LANE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBER'S EQUITY, JANUARY 1	$	98,810
Net income		43,308
MEMBER'S EQUITY, DECEMBER 31	$	142,118

BOND LANE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:		
Net income	$	43,308
Adjustments to reconcile net income to net		
cash flow provided by operating activities:		
Increase in accounts receivable		(100,000)
Increase in accounts payable		5,640
Net cash provided by operating activities		(51,052)
NET INCREASE IN CASH		(51,052)
CASH AT BEGINNING OF YEAR		78,810
CASH AT END OF YEAR	$	27,758

BOND LANE PARTNERS, LLC

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Nature of Business

   Bond Lane Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on August 24, 2009. The Company was organized as a California limited liability company (LLC).

   Basis of Presentation

   The firm engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis in the digital media industry.

   Income Taxes

   The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

   Estimates

   The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2. **REVENUE**

   Merger and acquisition revenue is derived when the Company enters into an agreement to introduce its clients to potential qualified investors to purchase either debt or equity securities. M&A revenue for the year ended December 31, 2010 is $300,000.

   Consulting revenue is derived by the Company when clients hire the Company to provide strategic planning and consulting services to clients' management and/or board of directors. Consulting revenue for the year ended December 31, 2010 is $535,490.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum
net capital and requires that the ratio of aggregate indebtedness to net capital,
both as defined, shall not exceed 15 to 1 (and the rule of the "applicable"
exchange also provides that equity capital may not be withdrawn or cash dividends
paid if the resulting net capital ratio would exceed 10 to 1). At December 31,
2010, the Company had net capital of $22,118, which was $17,118 in excess of
its required net capital of $5,000. The Company's percentage of aggregate
indebtedness to net capital was 0%.

4. **RELATED PARTY TRANSACTIONS**

The sole member received commissions of $727,000 for the year ended December 31,
2010 which is reflected on the statement of operations.

5. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER
   RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. **INFORMATION RELATING TO THE POSSESSION OR CONTROL
   REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
   EXCHANGE COMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security
Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

BOND LANE PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 142,118
DEDUCTIONS AND/OR CHARGES:	
Non-allowable asset - accounts receivable	(120,000)
NET CAPITAL	$ 22,118
AGGREGATE INDEBTEDNESS	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	17,118
Excess net capital at 1,000 percent	16,118
Percentage of aggregate indebtedness to net capital	0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2010):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 27,758
Adjustment to record additional operating expenses - travel	(5,640)
NET CAPITAL, ABOVE	$ 22,118

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WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

To the Member and Director
Bond Lane Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 11 and 12 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bond Lane Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Bond Lane Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bond Lane Partners, LLC's management is responsible for Bond Lane Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. There were no adjustments reported in Form SIPC-7, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements.

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3150 HWY 278 NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Atlanta, Georgia
February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended *12-31*, 20 *10*
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BOND LANE PARTNERS, LLC
11726 SAN VICENTE BLVD
LOS ANGELES, CA 90049

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JIM GARRARD 404-401-4185

2.-A. General Assessment (item 2e from page 2) $ *1036.98*

B. Less payment made with SIPC-6 filed (exclude interest)   (*521.34*)

Date Paid

C. Less prior overpayment applied   (*-0-*)

D. Assessment balance due or (overpayment)   *515.64*

E. Interest computed on late payment (see instruction E) for _____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $_____

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ *515.64*

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BOND LANE PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CFO / FINOP
(Title)

Dated the *25* day of *FEBRUARY* 20 *11*

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:	Postmarked	Received	Reviewed
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions:			

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **04-01**, 20**10**
and ending **12-31**, 20**10**
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **414,790**

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13.
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ **414,790**

2e. General Assessment @ .0025 $ **1036.98**
(to page 1, line 2.A.)

12

2

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member and Director
Bond Lane Partners, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Bond Lane Partners, LLC (the "Company"), as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278 NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 23, 2011

See Independent Auditors' Report and
Notes to Financial Statements.

14

BOND LANE PARTNERS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

Wade J. Bowden & Company, P.C.